January 9, 2023

Via EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Eric McPhee, Jennifer Monick

Re:	Gores Holdings IX, Inc. Form 10-K for the Year Ended December 31, 2021 Filed March 24, 2022 File No. 001-41215

Dear Mr. McPhee and Ms. Monick,

Set forth below is a response to the comment contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission to Andrew McBride, Chief Financial Officer of Gores Holdings IX, Inc. (the “Company”), dated December 15, 2022, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”). For your convenience, our response below is preceded by the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company advises the Staff that its sponsor is not, is not controlled by and does not have substantial ties with any non-U.S. person.

****

We hope that the Company’s response above adequately addresses the Staff’s comment. If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (303) 531-3106.

Very truly yours, /s/ Andrew McBride
Andrew McBride Chief Financial Officer

cc:	Mark Stone – Gores Holdings IX, Inc. Heather Emmel – Weil, Gotshal & Manges LLP
Fatema Raza – Withum Smith+Brown, PC